99 Bishopsgate
London EC2M 3XF
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Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM & WATKINS

FIRM / AFFILIATE OFFICES
Boston New Jersey
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Washington, D.C.

July 2, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
USA

File No. 082-34770

Ladies and Gentlemen,

Yara International ASA-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

1. Press Release (Yara Position in the Liquid CO2 Market);
2. Press Release (Organizational Changes at Yara);
3. Press Release (Fire at Swedish Fertilizer Warehouse).

Please feel free to call me if you have any questions at +44 207 710 1146. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

Sincerely yours,

Ulrik Pedersen
of LATHAM & WATKINS

dw
7/8

Enclosure

cc: Alexander F. Cohen

3

Yara strengthens its position in the liquid CO_2 market

(2004-07-01)**Oslo (2004-07-01): Yara is today bringing on stream its new world scale CO_2 plant for purification and liquefication in Dormagen, Germany. This new capacity further strengthens Yara's position as the market leader within CO_2 supply for the European food and beverage market.**

The new purification and liquefaction plant will supply the growing German food and beverage market with high purity products. The plant has a production capacity of 150,000 tonnes per annum being Germany's second biggest CO_2 plant. The EU-15 market for liquid CO_2 is estimated to 2.5 million tones, where the German market represent more than 25%.

The cost efficient operation in the centre of the German market will strengthen Yara's position and be an integrated part of Yara's European CO_2 value chain.

Yara is the leading supplier of CO_2 in Europe with CO_2 plants in Norway, The Netherlands and Italy and has a unique shipping and distribution system with dedicated ships and terminals throughout Europe. Building on a strong in-house knowledge base of industrial gas applications, Yara is one of the leading suppliers of applications to CO_2 end users.

Contact

	Torgeir Kvidal, Marketing CO_2
Telephone	(+47) 24 15 72 95
Cellular	(+47) 91 33 98 32
E-mail	**torgeir.kvidal@yara.com**
	Arne Cartridge, Media Relations
Telephone	(+47) 24 15 73 01
Cellular	(+47) 47 900 900
E-mail	**arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO_2.

Contact:	Arne Cartridge	Yara
Telephone:	(+47) 24 15 73 01	Drammensveien 264, Vækerø
Cellular:	(+47) 47 900 900	N-0202 Oslo
E-mail:	arne.cartridge@yara.com	Norway
		Telephone: (+47) 24 15 70
		Fax: (+47) 24 15 72 67
		www.yara.com

YARA

Yara International ASA: Fire at Swedish fertilizer warehouse

(2004-07-02)**Oslo (2004-07-02): Friday morning at 06.30 a warehouse at Yara's facilities in Köping, Sweden caught fire. No people have been reported injured. The warehouse, that contained 3.300 tonnes of NPK fertilizer, has severe damages. The fire where reported to be under control by noon on Friday.**

"It is too early to speculate on what caused the fire, but an investigation committee has been established to look into its cause," says head of Communications at Yara, Arne Cartridge, who underlines that the focus initially is on health and environment, and to limit the damages as far as possible.

The fire will only have marginal consequences on deliveries to the Swedish market.

Contact

Alvin Rosvoll, Business
Unit Manager, Nordic
Telephone (+47) 24 15 75 30
Cellular (+47) 90 56 57 01
E-mail **alvin.rosvoll@yara.com**

Arne Cartridge, Media Relations

Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Contact: Arne Cartridge
Telephone: (+47) 24 15 73 01
Cellular: (+47) 47 900 900
E-mail: arne.cartridge@yara.com

Yara
Drammensveien 264, Vækerø
N-0202 Oslo
Norway
Telephone: (+47) 24 15 70
Fax: (+47) 24 15 72 67
www.yara.com

YARA

Organizational changes at Yara

(2004-06-28)**Oslo (2004-06-28): Yara International ASA is optimising the organisation in line with its business model. The intention is to turn Yara into an even more integrated company, valuing mobility and a drive for consistency and high performance. A reshuffle of several key positions is now taking place.**

The organisational changes involves all three business segments, creating new opportunities and challenges for several key people. Among the changes is the appointment of a new head of Yara's Industrial segment. Terje Bakken, now head of Ammonia Trade and Shipping, will as of September 1 take on the responsibility for Industrial, while Jon Reutz will lead a team to pursue our growth opportunities within the Industrial segment in the US.

Yara is also increasing its focus on how to further strengthen its position in Asia. Former head of US operations, Edward Cavazuti, will take the role as Business Unit Manager Asia, while Audun Sørbotten will take on the challenge to bring Yara further into the largest fertilizer market in the world, China. A total of 50 management changes have now been made at different levels at Yara, all based on existing internal resources.

"We are continually looking for ways to improve our operating platform. These organizational changes has been made to address our key future challenges: how to create an efficient organization that is poised for growth", says CEO of Yara International ASA, Thorleif Enger.

"Yara is transforming from a turnaround mindset to one of shaping the future as a standalone stock listed company. Considering the added challenges as Chief Operating Officer of the new company, Daniel Clauw, as my most senior officer is appointed Executive Vice President," says Thorleif Enger.

Contact
Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

Contact: Arne Cartridge
Telephone: (+47) 24 15 73 01
Cellular: (+47) 47 900 900
E-mail: arne.cartridge@yara.com

Yara
Drammensveien 264, Vækerø
N-0202 Oslo
Norway
Telephone: (+47) 24 15 70
Fax: (+47) 24 15 72 67